EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Intellipharmaceutics Notes Launch of 5mg Strength of Focalin XR® generic by Teva

Toronto, November 20, 2014 – Intellipharmaceutics International Inc. (NASDAQ:IPCI) (TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company  specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that, based on  information regarding recent generic introductions by  Teva Pharmaceuticals (“Teva”) on its website ( http://www.tevagenerics.com/products/new-teva-generics), it believes that Teva has  launched a generic version of the 5mg strength of its dexmethylphenidate hydrochloride generic of Focalin XR®, although the exact launch date by Teva is not known by the Company.

As previously announced, the Company had received a conditional approval from the U.S. Food and Drug Administration (“FDA”) on November 18, 2013 to launch its own generic version of 5mg Focalin XR®.  It is understood by the Company that the conditional approval could be made final upon the expiry of six months from the date of marketplace launch in the United States by the company first to file for approval of the 5mg strength with the FDA. The Company believes that Teva is the company with that first-to-file exclusivity status.

If the Company receives a final approval to launch its generic version of the 5mg strength of Focalin XR® six months after the date of launch of the 5mg strength by Teva, the Company believes that its manufacturing, marketing and distribution partner for Focalin XR® generics in the United States, Par Pharmaceutical (“Par”), intends to launch this strength immediately upon the expiry of the exclusivity period, but there can be no assurance as to when or if any launch will occur.

The Company is unable to predict or estimate, in respect of its generic of 5mg Focalin XR®, a date of final FDA approval; an actual launch date, if any, by Par; the number of competitors then approved by the FDA to launch competing 5mg  generic products; any actual market penetration or market share;  the market pricing or discounts which might then be in effect; or the amount and timing of revenues, if any, to which the Company may then be entitled under its distribution agreement with Par.

The CEO of Intellipharmaceutics, Dr. Isa Odidi, said, “We are very pleased, after waiting almost exactly one year since Teva received final approval, that Teva now appears to have launched its 5mg Focalin XR® generic in the United States. Par now manufactures, markets and distributes the 15mg and 30mg strengths of generic Focalin XR®, and we would be pleased to see the 5mg strength added to their portfolio.”

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths) and product candidates in various stages of development, including Abbreviated New Drug Applications filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical Overdose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

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Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:
Intellipharmaceutics International Inc.
Dr. Isa Odidi
CEO and co-Chief Scientific Officer
416-798-3001
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646-863-6519
ksmith@proactivecapital.com